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                                                                   EXHIBIT 99.1
                    STOCK PURCHASE AND CONSULTING AGREEMENT


    This Stock Purchase and Consulting Agreement (the "Agreement") is made and entered into as of this 11th day of November, 1997, among Michael Malm, an individual ("Malm"), and Global One Distribution & Merchandising Inc., a Delaware corporation ("Global One" or the "Company").

    WHEREAS, Malm and Global One desire to document the termination of Malm's employment with Global One and its subsidiaries;

    WHEREAS, Global One desires to retain Malm, and Malm desires to act, as a consultant to Global One; and

    WHEREAS, Miller Johnson & Kuehn Incorporated, or its designee (the "Purchaser") and Malm are entering into as Stock Purchase Agreement ("Purchase Agreement") whereby Purchaser shall purchase and Malm shall sell 1,200,000 shares (the "Shares") of Global One's common stock, $.01 par value per share ("Common Stock") held by Malm.

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. PURCHASE OF STOCK. Simultaneously with the execution of this Agreement, the Purchaser and Malm shall execute the Purchase Agreement.

2.  TERMINATION OF EMPLOYMENT.

         (a) Effective on or about May 10, 1997, Malm's employment with Global One is terminated. Also effective as of such date, Malm's position as an officer of Global One and its subsidiaries is terminated.

         (b) Except for the grant of stock options specifically acknowledged as being vested in this Agreement, Malm's Employment Agreement, dated August 28, 1996, with Global One and OSP Publishing, Inc. (the "Employment Agreement") is hereby terminated and of no further force or effect. Malm waives the right to any compensation or other renumeration set forth therein except as otherwise set forth in this Agreement.

3.  MALM RELEASE.

         (a) Except as provided herein, Malm hereby releases, acquits and forever discharges Global One, and each of its affiliates, directors, officers, shareholders, employees, attorneys, representatives and agents (collectively, the "Global Releasees"), from any and all claims, liabilities, demands, actions or causes of action of any kind, nature or description

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    whatsoever, whether arising at law or in equity, or upon contract or tort, or under any state or federal law or otherwise, which Malm may have had, may now have or made claim to have, or may in the future have or claim to have, howsoever arising or acquired, against the Global Releasees for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date hereof, whether such claims, liabilities, demands, actions or causes of action are matured or unmatured, known or unknown, existing or not existing, asserted or unasserted, presently held or acquired in the future, liquidated or unliquidated, or absolute or contingent.

         (b) In connection with the foregoing release, Malm hereby waives all rights and benefits which may be afforded to him by or under California Civil Code Section 1542, and further acknowledges that if Malm hereafter discovers any facts different from or in addition to those which Malm now knows or believes to be true with respect to any of the claims or other matter so released, then Global One's foregoing release nonetheless shall be and remain effective in all respects. Malm acknowledges that Section 1542 of the California Civil Code provides as follows:

              A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him, must have materially affected his settlement with the debtor.

         (c) Malm represents and warrants that he has not assigned, transferred or hypothecated or set over to any person or entity any interest in any of the claims that are the subject of this release.

4.  GLOBAL ONE RELEASE.

         (a) Except as provided herein, Global One and each of its affiliates, directors, and officers hereby release, acquit and forever discharge Malm from any and all claims, liabilities, demands, actions or causes of action of any kind, nature or description whatsoever, whether arising at law or in equity, or upon contract or tort, or under any state of federal law or otherwise, which Global One or its affiliates, or any of them, may have had, or may now have or made claim to have, or may in the future have or claim to have howsoever arising or acquired, against Malm for or by reason of any act, omission, matter, cause or thing whatsoever arising from the beginning of time to and including the date hereof, whether such claims, liabilities, demands, actions or causes of action are matured or unmatured, known or unknown, existing or not existing, asserted or unasserted, presently held or acquired in the future, liquidated or unliquidated, or absolute or contingent.

         (b) In connection with the foregoing release, Global One hereby waives all rights and benefits which may be afforded to it by or under California Civil Code Section 1542, and further acknowledge that if Global One hereafter discovers any facts different from or in

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    addition to those which Global One now knows or believes to be true with respect to any of the claims or other matters so released, then Global One's foregoing release nonetheless shall be and remain effective in all respects. Global One acknowledges that Section 1542 of the California Civil Code provides as follows:

              A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release which if known by him, must have materially affected his settlement with the debtor.

         (c) Global One represents and warrants that it has not assigned, transferred or hypothecated or set over to any person or entity any interest in any of the claims that are the subject of this release.

5. INDEMNIFICATION. Global One hereby agrees to save, defend, indemnify and hold harmless Malm against any and all claims, liabilities, demands, losses, damages, actions and causes of action, including expenses, costs and reasonable attorneys' fees, which Malm at any time may sustain or incur in connection with carrying out his duties as an officer, director, shareholder, employee or consultant of Global One or its affiliates, whether arising before or after the date of this Agreement (i.e., this Section 5 survives the termination of this Agreement), and including without limitation against any shareholder derivative suits (to extent permitted by law), debts or obligations of Global One and that certain obligation of OSP to Inotrend, Inc. that Malm has personally guaranteed. Unless required by legal process or applicable law, Malm will not disclose this indemnification agreement to any creditor of Global One or its affiliates.

6.  CONSULTING AGREEMENT; PAYMENTS.

         (a) Malm shall provide consulting services to Global One with respect to the sale, marketing and licensing of Global One's products, shall meet with Global One customers, distributors and licensees as necessary, devoting a reasonable amount of time, up to 12 days per month, at Malm's sole discretion for a period of three months from the date of this Agreement. Either party may terminate the consulting agreement by providing the other party with seven days' written notice of termination.

         (b) For the services describe in paragraph (a) above, Malm shall receive payment of One Thousand Dollars ($1,000.00) per single day for each eight- to 10-hour day of consulting services provided to Global One (a "Work Day"); provided, however, that Malm may combine hours over two or more days to aggregate eight hours, or one Work Day. Three Thousand Dollars ($3,000.00) per week of the pay earned under the foregoing sentence shall be paid in advance on Monday of each week for the three months following the date of this Agreement; provided, however, that such amounts shall not be due for any periods following termination of the consulting agreement in accordance with the provisions of paragraph (a)

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    hereof.  The amount of any payments due in excess of such guaranteed $3,000 payment shall be paid to Malm within one week following the end of the work week.

         (c) Global One shall also reimburse Malm's reasonable expenses incurred in the performance of his consulting duties under this Agreement consistent with Global One policy in effect on the date of this Agreement, and upon such other terms as Malm and Global One may agree upon. Malm may require advance payment for air and hotel travel expenses.

         (d) Global One shall pay Malm Two Thousand Dollars ($2,000.00) per month for a period of 10 months commencing one month after the date of this Agreement as and for consideration of his general release of claims against Global One under his Employment Agreement, whether or not the consulting portion of this Agreement is earlier terminated.

7. CONFIDENTIALITY. Malm recognizes that his positions with Global One and/or its affiliates are ones of the highest trust and confidence by reason of Malm's access to and contact with trade secrets and
    confidential and proprietary information of the Company.   Malm agrees to
    use his best efforts and exercise utmost diligence to protect and safeguard the trade secrets and confidential and proprietary information of the Company, including, but not limited to, any information concerning the Company's business, finances, investments, performance, productions, works in progress or professional relationships, and further agrees that he will not, during the duration of this Agreement or thereafter, disclose, disseminate or distribute, any such trade secrets or confidential and proprietary information of Global One and/or its affiliates, directly or indirectly neither for Malm's own benefit or the benefit of another, except as is required in the course of Malm's consultations on behalf of Global One. The foregoing shall not apply to information which becomes public other than as a result of a prohibited act of Malm. All confidential information relating to the business of the Company, whether prepared by Malm or otherwise coming into his possession, shall remain the exclusive property of Global One and shall not, except in the furtherance of the business of the Company, be removed from the premises of Global One and/or its affiliates under any
    circumstances without the prior written consent of Global One.   The
    obligations of Malm pursuant to this paragraph shall survive the termination of Malm's employment and consulting services for the Company and this Agreement.

8.  OWNERSHIP AND AUTHORITY OF WORK.    Malm acknowledges and agrees that
    Global One and/or its affiliates are and shall be the owner and author throughout the universe of all right, title, and interest in and to any and all creative work or materials upon which Malm performs services hereunder (a "Work"), as the author of a work made for hire and otherwise as the context hereof demands. All elements of each work prepared by Malm will at all times belong solely and exclusively to Global One and/or its affiliates for use in any manner or media now known or hereafter
    devised, throughout the universe and perpetuity.   Each Work shall
    include, but may not be limited to, any and all materials, ideas, or other artistic, creative and literary property created or developed by Malm pursuant to his services (whether alone or in conjunction with any other person), or which Malm may have disclosed to Global One

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    during the term of employment or consultation with Global One and/or its affiliates. Global One shall have the exclusive right to copyright same in the name of Global One as an author of a work made for hire and to exercise throughout the universe all rights of the copyright proprietor thereunder. To the extent that any Work is deemed not a work made for hire, Malm hereby assigns to Global One any and all rights in such Work, including but not limited to all copyrights therein and thereto and all renewals and extensions throughout this universe and grants to Global One a power of attorney, irrevocable and coupled with an interest to apply for and obtain in Global One's name all such copyrights, renewals and
    extensions thereof.   Global One may use and authorize others to use
    Malm's likeness and biographical materials on a nonexclusive basis for program publicity, institutional promotional purposes and any other exploitation of a Work through any media now known or hereafter devised. For purposes of this Agreement, each Work shall be deemed to be a work for hire pursuant to 17 U.S.C. Section 101(2), and all authorship and ownership rights of each Work shall belong to Global One pursuant to 17 U.S.C.Section 201(b).

9.  IMAGE 2000.  Notwithstanding any limitations or restrictions contained in
    Section 7 or 8 above or elsewhere in this Agreement, the parties acknowledge that Malm owns and operates Image 2000, a California corporation ("Image"). It is understood that Image is not in a business which would provide primary competition to Global One or its subsidiaries, but may from time to time compete in such a way which might be considered to violate the terms of this Agreement and/or more specifically Sections 7 and 8. It is further agreed that Global One and its subsidiaries and their successors and assigns hereby waive any restrictions or conflicts with respect to Image, Malm and their affiliates unless such results from receipt of confidential information by Malm only through his employment with Global One during the consulting period set forth in Section 6 hereof, or any extension thereof. Malm, Image and their affiliates are freely able to explore, develop, commercialize and exploit any idea which might be competitive to Global One and its subsidiaries subject to the limitations referenced hereinabove. Malm confirms that he will not disclose or use Global One's confidential information learned during his employment as a consultant.

10. STOCK OPTIONS. Effective as of the date hereof, Malm's options to purchase Common Stock previously held by Malm shall be reinstated, shall become fully vested and the exercise price therefor shall be twenty cents ($0.20) per share. Global One shall execute new nonqualified stock option agreements in favor of Malm on the foregoing terms.

11. OPTIONS TO PURCHASE ASSETS. Whether or not the consulting portion of this Agreement is earlier terminated, Malm shall have the right to require Global One to purchase (the "Sale Option") and Global One shall have the right to purchase (the "Purchase Option") the assets of Image 2000 (the "Assets") on the terms hereinafter set forth.

         (a) Within the three-month period following the date hereof, Malm shall have the option to either exercise the Sale Option or to terminate Global One's Purchase Option by providing written notice to Global One within such three-month period.

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         (b) In the event that Malm has neither elected to exercise the Sale
    Option or terminated Global One's Purchase Option within the three-month period following the date of this Agreement, Global One may exercise the Purchase Option by providing Malm written notice within 30 days following the expiration of such three-month period.

         (c) The purchase price for the Assets shall be as follows:

              (i) 1,200,000 shares of Common Stock;

              (ii) 50% of the net after tax earnings from the Assets for calendar years 1998 and 1999, payable within 30 days following the issuance of Global One's final audited financial report for each such year; and

              (iii) Shares of Common Stock equal in value to two times the net after tax earnings from the Assets for calendar years 1998 and 1999 payable within 30 days following Global One's final audit for each such year with shares of Common Stock valued at the closing price on the date immediately preceding the date of issuance of such audited financial report.

         (d) Malm's or Global One's notice of exercise of their respective options shall specify a closing date for the purchase, which in no event shall be later than 15 calendar days after the date of the notice. The closing shall be conditioned upon, among other things, obtaining any required third party consents and compliance with any governmental requirements including without limitation the Bulk Sales Act. At the closing of the purchase, Malm shall execute such documentation and take such actions as maybe required to effect the purchase, including, without limitation, the execution of an asset purchase agreement or bill of sale with respect to the Assets containing standard representations, including title to the Assets, and other provisions reasonably requested by Global One. Any such asset purchase agreement or bill of sale shall specifically identify the Assets in reasonable detail so that the purchase price is readily calculable in accordance with the provisions of paragraph (c) above. Notwithstanding the options contained in this Section 11, in the event Malm exercises the Sale Option and both (x) Malm discontinues employment with Global One and (y) Global One's management changes from that existing as of the date of hereof, then Malm shall be entitled, and Global One agrees to accept: return of the purchase price set forth in Sections 11(c)(i), 11(c)(ii) and 11(c)(iii) to Global One and Global
    One shall transfer title to the Assets to Malm.

12. PARAGRAPH HEADINGS.   Paragraph and other headings contained in this
    Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

13. COUNTERPART EXECUTION.   This Agreement may be executed in one or more
    counterparts, each of which shall constitute but one and the same instrument.

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14. SEVERABILITY.  Should any portion of this Agreement be determined to be illegal or unenforceable, all other provisions shall nevertheless remain effective.

15. PRIOR UNDERSTANDING.   This Agreement contains the entire agreement
    between the parties with respect to the subject matter hereof, is intended as a final expression of such parties' agreement with respect to such terms as are included in the Agreement, is intended as a complete and exclusive statement of the terms of such Agreement, and supersedes all negotiations, stipulations, understandings, agreements, representations and warranties, if any, with respect to such subject matter, which precede or accompany the execution of this agreement.

16. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflict of laws principles.

17. ATTORNEYS FEES. In the event that any action, suit, or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party's costs, and attorneys' fees incurred in each and every such action, suit, or other proceeding, including any and all appeals or petitions therefrom from the non-prevailing party. As used herein, "attorneys' fees" shall mean the full and actual costs of any legal services actually rendered in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

18. NOTICES. Notices shall be given in writing to the parties at their addresses set forth below. Notices shall be sent either by overnight mail or by certified or registered mail, return receipt requested, and shall be deemed delivered upon receipt.

    If to Global One, to:         Global One Distribution & Merchandising Inc.
                                  5542 Lindbergh Lane
                                  Bell, CA   90201

    If to Malm, to:               Michael Malm
                                  3730 Multiview Drive
                                  Hollywood, CA   90068

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    IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.


By:      /s/   DOUGLASS E. COY
     ---------------------------------------
         Douglass E. Coy
         Its: Chief Executive Officer





         /s/ MICHAEL MALM
     ---------------------------------------
         Michael Malm







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